EXHIBIT 21.1

Subsidiaries

Global Cloud, Ltd.	OH
Hancock Midco, LLC	DE
IMAGEVISION.NET, LLC	DE
Invoice Cloud, Inc.	DE
IVR Technology Group, LLC	DE
Metropolitan Communications, LLC	MA
Payment Service Network, Inc.	WI
SimplePractice, LLC	CA
Track Your Hours, LLC	IL